Mail Stop 3561

July 16, 2009

Timothy A. Dawson
Chief Financial Officer
Cal-Maine Foods, Inc.
3320 Woodrow Wilson Avenue
Jackson, Mississippi 39209

      Re: Cal-Maine Foods, Inc.
              File No. 000-04892
              Form 10-K: For the fiscal year ended May 31, 2008
              Form 10-Q: For the quarterly period ended November 29, 2008
              Form 10-Q: For the quarterly period ended February 28, 2009
              Schedule 14A filed August 28, 2008

Dear Mr. Dawson:

      We have completed our review of your Form 10-K and your related filings, and we have no further comments at this time.

                      Sincerely,

                      Lyn Shenk
                      Branch Chief